UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Henry Bros. Electronics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

426286100

(CUSIP Number)

Eric M. DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall, San Diego, CA 92121
(858) 812-7300

Copies to:

Deyan Spiridonov
Teri O’Brien
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th floor
San Diego, CA 92121
(858) 458-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	NAMES OF REPORTING PERSONS HENRY BROS. ELECTRONICS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) * (b) *
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) *
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,947,825
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,947,825
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7% (1)
14.	TYPE OF REPORTING PERSON CO

(1)  Assumes (a) 6,200,366 shares outstanding, which includes 6,050,366 shares issued and outstanding as of October 5, 2010 and 150,000 shares reserved for issuance pursuant to the Asset Purchase Agreement dated as of September 2, 2010 by and between HBE and Professional Security Technologies, LLC, as represented by the issuer in the Merger Agreement (as defined below) and (b) full exercise of the options underlying the Shares reported in Row 11.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.01 per share (the “Shares”), of Henry Bros. Electronics, Inc., a Delaware corporation ( “HBE”). The principal executive office of HBE is located at 17-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule is being filed by Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Kratos”).  The principal executive office of Kratos is located at 4820 Eastgate Mall, San Diego, CA  92121.

Kratos is an innovative provider of mission-critical engineering, information technology services, strategic communications and warfighter products, solutions and services.  Kratos works primarily for the U.S. government and federal government agencies, but also performs work for state and local agencies and commercial customers.  The principal services provided by Kratos are related to, but are not limited to, Command, Control, Communications, Computing, Combat Systems, Intelligence, Surveillance and Reconnaissance (C5ISR); weapons systems lifecycle support and sustainment; military weapon range operations and technical services; missile, rocket and weapons system test and evaluation; missile and rocket mission launch services; public safety, security and surveillance systems; modeling and simulation; unmanned aerial vehicle systems; and advanced network engineering and information technology services.  Kratos offers its customers solutions and expertise to support their mission-critical needs by leveraging its skills across its core service areas.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Kratos (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e) During the last five years, neither Kratos nor, to the knowledge of Kratos, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 5, 2010, Kratos entered into Voting Agreements (as defined in Item 4 below) with certain HBE Stockholders (as defined in Item 4 below) as a condition and inducement to Kratos entering into the Merger Agreement (as defined in Item 4 below).  Kratos did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreements.  The total Merger Consideration (as defined in Item 4 below) will be approximately $45 million in cash, or $7.00 per Share. Kratos intends to fund the Merger Consideration from general corporate funds.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(b) As an inducement for Kratos to enter into the Merger Agreement (as defined below), each of the HBE Stockholders entered into a Voting Agreement. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On October 5, 2010, Kratos entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Hammer Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Kratos (“Merger Sub”), and HBE.  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into HBE, and HBE will continue as the surviving corporation and as a wholly-owned subsidiary of Kratos (the “Merger”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of the capital stock of HBE, each outstanding Share (other than Shares owned by Kratos, Merger Sub, or HBE stockholders, if any, who have perfected statutory dissenters’ rights under Delaware law) will be converted into the right to receive $7.00 in cash, without interest (the “Merger Consideration”).  In addition, at the Effective Time all (i) outstanding options to purchase HBE common stock will be assumed by Kratos and converted into options to purchase common stock of Kratos (the “Assumed Options”); and (ii) warrants to purchase HBE common stock, whether or not then exerciseable or vested, shall be canceled.  The number of shares of Kratos common stock subject to each Assumed Option and the exercise price of each such option will be appropriately adjusted based on the exchange ratio, which shall be equal to 0.6552.

The completion of the Merger is subject to various customary conditions, including, among other things:  (i) the adoption of the Merger Agreement by stockholders holding at least a majority of the outstanding common stock of HBE; (ii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by each of Kratos and HBE and the compliance by each of Kratos and HBE with their respective obligations under the Merger Agreement; and (iii) the absence of any pending or threatened legal proceedings challenging or seeking to restrain the consummation of the Merger.

The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating HBE to continue to conduct its business and the business of its subsidiaries in the ordinary course, hold a meeting of its stockholders for the purpose of considering the approval and adoption of the Merger Agreement and to cooperate on seeking regulatory approvals and providing access to information regarding HBE and its subsidiaries.  The Merger Agreement also contains a “go-shop” provision and a “no-shop” provision.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of HBE (collectively, the “HBE Stockholders”) entered into voting agreements in favor of Kratos (collectively, the “Voting Agreements”).

The HBE Stockholders collectively own 3,735,825 Shares, and 212,000 options to acquire Shares, which options are exercisable within 60 days of the filing date of this Schedule. If the HBE Stockholders fully exercised their options, they would own 63.7% of the then-outstanding Shares (based upon HBE’s representation in the Merger Agreement that there were 6,050,366 Shares issued and outstanding as of October 5, 2010 and 150,000 Shares reserved for issuance pursuant to the Asset Purchase Agreement dated as of September 2, 2010 by and between HBE and Professional Security Technologies, LLC).  Attached as Schedule B, and incorporated by reference herein, is a chart setting forth the names and the numbers of Shares and options to acquire Shares that are beneficially held by each HBE Stockholder and subject to this Schedule.

Pursuant to the Voting Agreements, the HBE Stockholders have agreed to vote, or cause to be voted, all Shares owned by them in favor of the adoption of the Merger Agreement.  In addition, the HBE Stockholders have agreed to vote all such Shares against any proposal made in opposition to or in competition with the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and against any other action intended or reasonably expected to interfere with or impede the Merger or the other transactions contemplated by the Merger Agreement.  Each HBE Stockholder has also granted an irrevocable proxy to the board of directors of Kratos to vote the Shares held by such stockholder in accordance with the terms of the Voting Agreements.

The Voting Agreements provide that each HBE Stockholder will not, among other things, sell, pledge, encumber, transfer or otherwise dispose of, or enter into any agreement or commitment with respect to the sale, pledge, encumbrance, transfer or other disposition of any Shares beneficially owned by such stockholder, or grant any proxies with respect to such Shares.  Each HBE Stockholder has also agreed not to exercise any rights to demand appraisal under Delaware law of Shares held by such stockholder.

The Voting Agreements will terminate upon the earliest to occur of:  (i) the termination of the Merger Agreement in accordance with its terms; (ii) the date on which the Merger becomes effective; and (iii) the date on which an amendment to the Merger Agreement is affected without the consent of the HBE Stockholders that decreases the Merger Consideration.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above.  Pursuant to Section 1.4 of the Merger Agreement, from and after the effective time of the Merger, (i) the directors of Merger Sub will serve as directors of the surviving corporation, and (ii) the officers of Merger Sub will serve as the officers of the surviving corporation.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Not applicable.

(h) Reference is made to Items 4(a)-(g) above.  Upon consummation of the Merger, the Shares will cease to be listed on the NASDAQ Stock Market.

(i) Not applicable.

(j) Other than as described in this Schedule or in the Merger Agreement or the Voting Agreements, Kratos does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule or any similar matter.  Kratos intends to continue to review HBE and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreements do not purport to be complete.  References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule, and the form of Voting Agreement, which is Exhibit 2 to this Schedule.  These agreements are incorporated into this Schedule wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Kratos does not own any Shares.  However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the Voting Agreements, Kratos may be deemed to share with each HBE Stockholder the power to vote or to direct the voting of the Shares of such HBE Stockholder covered by the respective Voting Agreement solely with respect to those matters described in such Voting Agreement.

The HBE Stockholders collectively own 3,735,825 Shares, and 212,000 options to acquire Shares, which options are exercisable within 60 days of the filing date of this Schedule. Accordingly, Kratos may be deemed to be the beneficial owner of an aggregate of  3,947,825 Shares, which would represent 63.7% of the issued and outstanding Shares were the options fully exercised (based upon HBE’s representation in the Merger Agreement that there were 6,050,366 Shares issued and outstanding as of October 5, 2010 and 150,000 Shares reserved for issuance pursuant to the Asset Purchase Agreement dated as of September 2, 2010 by and between HBE and Professional Security Technologies, LLC).

Except as described in Item 4 of this Schedule and in the Voting Agreement, Kratos is not entitled to any rights as a stockholder of HBE.  Kratos disclaims beneficial ownership of the Shares covered by the Voting Agreements and nothing herein shall be construed as an admission that Kratos is the beneficial owner of such Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by Kratos or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the Shares that may be deemed to be beneficially owned by Kratos by virtue of the Voting Agreements, Kratos does not beneficially own any Shares. To the knowledge of Kratos, none of the Schedule A Persons beneficially owns any Shares.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) Other than as described in this Schedule, neither Kratos nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days.

(d) To the knowledge of Kratos, no person other than the HBE Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule is incorporated by reference herein.  Other than as described in this Schedule and the agreements incorporated by reference herein and set forth as exhibits hereto, Kratos does not have, and, to the knowledge of Kratos, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of HBE.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1
Agreement and Plan of Merger, dated October 5, 2010, by and among Kratos Defense & Security Solutions, Inc., Hammer Acquisition Inc. and Henry Bros. Electronics, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Kratos Defense & Security Solutions, Inc. on October 7, 2010).

Exhibit 2
Form of Voting Agreement, dated October 5, 2010, by and between Kratos Defense & Security Solutions, Inc., and the directors and certain executive officers of Henry Bros. Electronics Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by Kratos Defense & Security Solutions, Inc. on October 7, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KRATOS DEFENSE & SECURITY SOLUTIONS,
INC.

By:   /s/ Eric M. DeMarco
Eric M. DeMarco
President and Chief Executive Officer

Date:  October ___, 2010

Schedule A

Directors and Executive Officers of

Kratos Defense & Security Solutions, Inc.

The following tables set forth the name and present principal occupation or employment of each director and executive officer of Kratos Defense & Security Solutions, Inc.  Unless otherwise indicated below, the country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Kratos Defense & Security Solutions, Inc., 4820 Eastgate Mall, San Diego, CA 92121.

Board of Directors

Name	Principal Occupation or Employment
Scott Anderson	Principal of Cedar Grove Partners, LLC, an investment and consulting/advisory partnership with a focus on wireless communications investments. Address: 3825 Issaquah Pine Lake Road Sammamish, WA 98075
Bandel Carano	General Partner of Oak Investment Partners, LLC, a multi-stage venture capital firm. Address: 525 University Avenue, Suite 1300 Palo Alto, CA 94301
Eric DeMarco	President and Chief Executive Officer
William Hoglund	Member and Owner of SAFE Boats International, LLC, a leading manufacturer of vessels for military, law enforcement, and commercial purposes. Address: 8800 SW Barney White Rd. Port Orchard, WA 98367
Scot Jarvis
Managing Member of Cedar Grove Partners, LLC, an investment and consulting/advisory partnership with a focus on wireless communications investments.
Address:   3825 Issaquah Pine Lake Road
                  Sammamish, WA 98075

Sam Liberatore	Retired

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment
Deanna Lund	Executive Vice President and Chief Financial Officer
Laura Siegal	Vice President, Corporate Controller, Secretary and Treasurer
Deborah Butera	Senior Vice President and General Counsel/Registered In-House Counsel
Benjamin Goodwin	President, Public Safety and Security Segment

Schedule B

HBE Stockholders and Shares

Stockholder	Common Stock	Options Exercisable Within 60 Days
Richard D. Rockwell	2,282,416(1)	6,000
Joseph P. Ritorto	57,196	14,000
Brian Reach	132,000	150,000(2)
James W. Power	0	14,000
James E. Henry	1,205,519	0
Robert De Lia, Sr.	58,694	14,000
David Sands	0	14,000
Total:	3,735,825	212,000

(1) Includes 75,000 Shares which are deemed earned upon a change of control pursuant to the Asset Purchase Agreement, dated as of September 2, 2010, by and between HBE and Professional Security Technologies, LLC, as represented by HBE in the Merger Agreement.
(2) Includes 100,000 options which vest upon a change of control and 10,000 options that vest upon a change of control with termination.